September 27, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Xdata Group

Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Xdata Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Issuer”), we hereby submit a draft registration statement on Form F-4 (the “Draft Registration Statement”) in connection with the business combination transactions (the “Business Combination”) contemplated by the Business Combination Agreement dated September 12, 2024 (the “Business Combination Agreement”), as may be amended, supplemented or otherwise modified from time to time, by and among the Issuer, Alpha Star Acquisition Corporation, OU XDATA GROUP (the “Company”), and Roman Eloshvili, the sole shareholder of the Company.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Issuer confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Issuer also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to the requested effective date of the registration statement.

The Issuer respectfully advises the Commission that it has included in the Draft Registration Statement the audited consolidated financial statements for the fiscal years ended December 31, 2022 and December 31, 2023 for the Company and is currently preparing the unaudited consolidated financial statements for the six months ended June 30, 2024.

If you have any questions regarding the Draft Registration Statement, please contact Zhe Zhang at +44 752 997 5699 (zhangzhe@siftcap.cn) or Yu Wang at +852 6386 1503 (wangyu@hankunlaw.com).

Yours truly,

By:	/s/ Yu Wang
Yu Wang

CC:

Zhe Zhang, Chief Executive Officer of Alpha Star Acquisition Corporation

Roman Eloshvili, Chief Executive Officer of OU XDATA GROUP

Lawrence Venick, Esq., Loeb & Loeb LLP